Exhibit 99.1

TransAlta Increases Free Cash Flow Guidance to $350 million to $380 million

CALGARY, Dec. 17, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today that it has increased Free Cash Flow ("FCF") guidance to $350 million to $380 million from the prior range of $300 million to $340 million.   This expected increase to FCF is primarily attributable to the continued strong performance of the Energy Marketing segment into the fourth quarter.  The gross margin for our Energy Marketing segment is now forecasted to be at the top end of the range of $100 million to $120 million that had been disclosed by the Company in its third quarter Management's Discussion & Analysis, and is significantly above the trailing 3-year comparable gross margin average of approximately $71 million.  This revision to FCF guidance is also supported by continued solid operational and financial performance of the generation business segments.  The Company continues to track within the $875 million to $975 million guidance range of Comparable EBITDA for the year-ended December 31, 2019.

The factors and assumptions which contribute to TransAlta's assessment of the free cash flow and Comparable EBITDA ranges are consistent with existing Company disclosures, and such guidance ranges are subject to the risks and uncertainties inherent in the Company's business. Readers are directed to the Forward Looking Statements and Non-GAAP Measures disclaimer below and the "Risk Factors" section in the Management's Discussion & Analysis and the Annual Information Form for the year ended December 31, 2018 for a description of such factors, assumptions, risks and uncertainties.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

Forward Looking Statements and Non-GAAP measures:
This news release contains forward looking statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward looking information or statements. More particularly, and without limitation, this news release contains forward looking statements and information relating to expected year-end free cash flow, Comparable EBITDA, gross margin expected from the Energy Marketing segment and the annual expected run-rate of Energy Marketing. These forward looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, including, but not limited to, the following: the Alberta and Mid-C spot pricing and operational performance and availability remaining consistent through the remainder of 2019.  The forward looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward looking statements, which include: unplanned outages; lower than expected energy spot pricing in Alberta and Mid-C; economic and competitive conditions, including unusual levels of trading volatility; changes in law, exchange rates or interest rates; and other risk factors contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. The Company undertakes no obligation to update or revise any forward looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

The Company evaluates its performance and the performance of its business segments using a variety of measures. Certain of the financial measures discussed in this press release, include gross margin, Comparable EBITDA and free cash flow, which are not defined under International Financial Reporting Standards (IFRS) and, therefore, should not be considered in isolation or as an alternative to IFRS measures when assessing the financial performance or liquidity of the Company. These non-IFRS measures have no standardized meaning under IFRS, may not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS measures are presented to provide management and investors with a proxy for the amount of cash generated from operating and trading activities. Please refer to the Company's MD&A, which is available on the Company's website or under the Company's profile on www.sedar.com for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2019/17/c3297.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 20:21e 17-DEC-19